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GAMCO Investors, Inc.

For Immediate Release:

Contact: Douglas R. Jamieson
President
(914) 921-5020

For further information please visit
www.gabelli.com

GAMCO Asset Management Proposes Directors for Myers and Coachmen
Has Filed to Solicit Proxies on Behalf of Nominees

Rye, New York, April 13, 2010 – GAMCO Asset Management Inc. ("GAMCO"), a wholly-owned subsidiary of GAMCO Investors, Inc. (NYSE: GBL), has filed Preliminary Proxy Statements to elect three of its Nominees as Directors of Myers Industries, Inc. (NYSE: MYE) ("Myers") at Myers' 2010 Annual Meeting of Shareholders and three of its Nominees as Directors of Coachmen Industries, Inc. (NASDAQ: COHM) ("Coachmen") at Coachmen's 2010 Annual Meeting of Shareholders. GAMCO's Nominees for the Myers Board are Robert S. Prather, Jr., Edward F. Crawford and Avrum Gray. Its Nominees for Coachmen are Mr. Prather, Mr. Gray and Glenn J. Angiolillo.

As of the record date for each company, GAMCO is the beneficial owner, on behalf of its investment advisory clients, of approximately 2,138,275 shares of the common stock of Myers, and 910,719 shares of the common stock of Coachmen, representing 6.03% and 5.63% respectively, of the outstanding common stock of Myers and Coachmen. Affiliates of GAMCO beneficially own an additional 1,515,900 shares of Myers and 787,000 shares of Coachmen, representing 4.27% and 4.86% respectively of the outstanding shares of Myers and Coachmen common stock.

Additional Information and Where to Find It

On April 6, 2010, GAMCO filed a preliminary proxy statement in connection with the Myers 2010 Annual Meeting of Shareholders, and on April 8, 2010, GAMCO filed a preliminary proxy statement in connection with the Coachmen 2010 Annual Meeting of Shareholders. Prior to the Myers Annual Meeting and the Coachmen Annual Meeting, as applicable, GAMCO will furnish a definitive proxy statement to Myers' shareholders and Coachmen's shareholders, in each case who are solicited, together with a BLUE proxy card. Shareholders may obtain GAMCO's preliminary proxy statement with respect to each of Myers and Coachmen, any amendments or supplements thereto and other documents filed by GAMCO with the Securities and Exchange Commission (the "SEC") from the SEC's website, without charge, at http://www.sec.gov, or from GAMCO, without charge, at http://www.gproxyonline.com. SHAREHOLDERS OF MYERS AND COACHMEN ARE URGED TO READ THE APPLICABLE GAMCO PROXY STATEMENT (INCLUDING ANY SUPPLEMENTS THERETO) AND ANY OTHER RELEVANT DOCUMENTS THAT GAMCO WILL FILE WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

Detailed information regarding the names, affiliations and interests of individuals who are participants in the solicitation of proxies from the shareholders of Myers and Coachmen is available in the applicable GAMCO proxy statement.

About GAMCO

GAMCO Investors, Inc., through its subsidiaries, manages private advisory accounts (GAMCO Asset Management Inc.), mutual funds and closed-end funds (Gabelli Funds, LLC), and partnerships and offshore funds (Gabelli Securities, Inc.). As of December 31, 2009, GAMCO had approximately $26.3 billion in assets under management.

Special Note Regarding Forward-Looking Information

Our disclosure and analysis in this press release contain some forward-looking statements. Forward-looking statements give our current expectations or forecasts of future events. You can identify these statements because they do not relate strictly to historical or current facts. They use words such as "anticipate," "estimate," "expect," "project," "intend," "plan," "believe," and other words and terms of similar meaning. They also appear in any discussion of future operating or financial performance. In particular, these include statements relating to future actions, future performance of our products, expenses, the outcome of any legal proceedings, and financial results. Although we believe that we are basing our expectations and beliefs on reasonable assumptions within the bounds of what we currently know about our business and operations, there can be no assurance that our actual results will not differ materially from what we expect or believe. Some of the factors that could cause our actual results to differ from our expectations or beliefs include, without limitation: the adverse effect from a decline in the securities markets; a decline in the performance of our products; a general downturn in the economy; changes in government policy or regulation; changes in our ability to attract or retain key employees; and unforeseen costs and other effects related to legal proceedings or investigations of governmental and self-regulatory organizations. We also direct your attention to any more specific discussions of risk contained in our Form 10-K and other public filings. We are providing these statements as permitted by the Private Litigation Reform Act of 1995. We do not undertake to update publicly any forward-looking statements if we subsequently learn that we are unlikely to achieve our expectations or if we receive any additional information relating to the subject matters of our forward-looking statements.